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FORM 4
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / CHECK BOX IF NO
    LONGER SUBJECT TO         Filed pursuant to Section 16(a) of the Securities
    SECTION 16. FORM 4            Exchange Act of 1934, Section 17(a) of the
    OR FORM 5 OBLIGATIONS         Public Utility Holding Company Act of 1935
    MAY CONTINUE. SEE              or Section 30(f) of the Investment Company
    INSTRUCTION 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
  Eller            Marc              W.             S.I. Diamond Technology, Inc. (SIDT)          Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------    X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS Identification      4. Statement for      ----              ---
  3006 Longhorn Blvd., Suite 107                  Number of Reporting        Month/Year          X  Officer (give    Other (Specify
---------------------------------------------     Person, if an Entity          5/98            ----        title ---       below)
                 (Street)                         (Voluntary)             ------------------                below)
  Austin,           Texas             78758                               5. If Amendment,
---------------------------------------------                                Date of Original --------------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                 X    Form filed by one
                                                                                                ----  Reporting Person
                                                                                                      Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/     ---------------------------------------                          Indirect       Owner-
                                   Year)    Code    V       Amount   (A) or   Price                          (I)            ship
                                                                     (D)                                     (Instr. 4)     (Instr.
                                                                                                                            4)
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    Common Stock                                                                             313,796             D
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                      (Print or Type Response)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount    8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying          of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities             Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)       ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                            Secur-
                             ative        Year)                  of (D)           Year)                                  ity
                             Security                            (Instr. 3,                                              (Instr. 5)
                                                                 4, and 5)     -------------------------------------
                                                                               Date    Expira-              Amount or
                                                  ---------------------------- Exer-   tion       Title     Number of
                                                    Code  V     (A)     (D)    cisable Date                 Shares
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Stock Option - Rt. to Buy    $2.3125      5/11/98    D                 15,000   (1)            Common Stock    15,000
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Stock Option - Rt. to Buy    $0.375       5/11/98    A         15,000           (1)   7/29/06  Common Stock    15,000
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Stock Option - Rt. to Buy    $2.00        5/11/98    D                  5,000   (1)            Common Stock     5,000
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Stock Option - Rt. to Buy    $0.375       5/11/98    A          5,000           (1)   7/29/96  Common Stock     5,000
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Stock Option - Rt. to Buy    $3.00        5/11/98    D                 67,500   (2)            Common Stock    67,500
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Stock Option - Rt. to Buy    $0.375       5/11/98    A         67,500           (2)   11/1/06  Common Stock    67,500
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Stock Option - Rt. to Buy    $2.00        5/11/98    D                 22,500   (2)            Common Stock    22,500
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Stock Option - Rt. to Buy    $0.375       5/11/98    A         22,500           (2)   11/1/06  Common Stock    22,500
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Stock Option - Rt. to Buy    $1.125       5/11/98    D                 20,000   (3)            Common Stock    20,000
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Stock Option - Rt. to Buy    $0.375       5/11/98    A         20,000           (3)   7/28/07  Common Stock    20,000
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Stock Option - Rt. to Buy    $0.375       5/11/98    A        500,000           (3)   5/11/08  Common Stock   500,000
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Stock Option - Rt. to Buy          -0-
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Stock Option - Rt. to Buy       15,000                      D
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Stock Option - Rt. to Buy          -0-
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Stock Option - Rt. to Buy        5,000                      D
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Stock Option - Rt. to Buy          -0-
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Stock Option - Rt. to Buy       67,500                      D
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Stock Option - Rt. to Buy          -0-
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Stock Option - Rt. to Buy       22,500                      D
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Stock Option - Rt. to Buy          -0-
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Stock Option - Rt. to Buy       20,000                      D
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Stock Option - Rt. to Buy      500,000                      D
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Explanation of Responses:

(1)  Options vest as follows: 1/16 of the options every 3 months for the first year following the grant date and 1/4 of the options remaining on the anniversary date of the original grant for the next succeeding 3 years.

(2)  Options vest as follows: 1/4 of the options on the seventh month following the grant date, and 1/4 of the options remaining on the anniversary of the first vesting period for the next succeeding 3 years.

(3)  Fully vested as of grant date.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.    /s/ Marc W. Eller               6-10-98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 6 for procedure.
